UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        Overseas Shipholding Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    690368105
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                                 (CUSIP Number)


                                 Frontline Ltd.
                          Par-La-Ville Place, 4th Floor
                              14 Par-La-Ville Road
                                 Hamilton HM 08
                                     Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                                     Frontline Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                Bermuda

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                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,550,000
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       1,550,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,550,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.0%

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14.  TYPE OF REPORTING PERSON                                                 CO

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

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                            Bandama Investment Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    Republic of Liberia

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              183,400
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         183,400

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        183,400

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0.6%

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14.  TYPE OF REPORTING PERSON                                                 CO

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

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                              Hemen Holding Limited

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,550,000
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       1,550,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,550,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 CO

--------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                                    John Fredriksen

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,550,000
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       1,550,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,550,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 IN

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

CUSIP NO. 690368105            SCHEDULE 13D

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Item 1.  Security and Issuer

     This Schedule 13D relates to shares of common stock (the "Common Stock") of the Issuer. The principal executive office and mailing address of the Issuer is 666 Third Avenue, New York, New York 10017.

--------------------------------------------------------------------------------

Item 2.  Identity and Background

     This Schedule 13D is being filed on behalf of:

(i)   Frontline, Ltd., a Bermuda corporation ("Frontline");
(ii)  Bandama Investment Ltd., a Liberian corporation ("Bandama");
(iii) Hemen Holding Limited, a Cyprus holding company ("Hemen");
(iv)  John Fredriksen, a Cyprus citizen ("Mr. Fredriksen").

     Frontline, Bandama, Hemen and Mr. Fredriksen are collectively referred to as the "Reporting Person".

     Bandama is a wholly-owned subsidiary of Frontline. Hemen is the principal shareholder of Frontline. Mr. Fredriksen indirectly controls Hemen and is the Chairman, Chief Executive Officer, President and a Director of Frontline.

     (a, b, c) (i) The address of Frontline's principal place of business is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The principal business of Frontline is the international seaborne transportation of crude oil, and the operation of the world's largest modern fleet of VLCC and Suezmax tankers and Suezmax OBO carriers. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Frontline is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Frontline. If no business address is given, the director's or executive officer's address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen          Chairman, Chief Executive Officer and    Mr. Fredriksen is a citizen of
                         President                                Cyprus.  Mr. Fredriksen's principal
                                                                  business address is c/o Frontline
                                                                  Ltd., 4th, 14 Par-la-Ville Road,
                                                                  Hamilton HM 08, Bermuda.

Kate Blankenship         Director                                 Ms. Blankenship is a citizen of the
                                                                  United Kingdom.  Ms. Blankenship's
                                                                  principal business address is c/o
                                                                  Frontline Ltd., 4th, 14 Par-la-Ville
                                                                  Road, Hamilton HM 08, Bermuda.  Ms.
                                                                  Blankenship also serves as a director
                                                                  of a Bandama.

Katherine Fredriksen     Director                                 Ms. Fredriksen is a citizen of
                                                                  Norway.  Ms. Fredriksen's principal
                                                                  business address is c/o Frontline
                                                                  Ltd., 4th, 14 Par-la-Ville Road,
                                                                  Hamilton HM 08, Bermuda.

Frixos Savvides          Director                                 Mr. Savvides is a citizen of Cyprus.
                                                                  Mr. Savvides' principal business
                                                                  address is c/o Frontline Ltd., 4th,
                                                                  14 Par-la-Ville Road, Hamilton HM 08,
                                                                  Bermuda.

Jens Martin Jensen       Acting Principal Executive Officer of    Mr. Jensen is a citizen of Denmark.
                         Frontline Ltd. and Commercial Director   Frontline Management AS is a wholly
                         of Frontline Management AS               owned subsidiary of Frontline, and its
                                                                  principal business is the commercial
                                                                  management of Frontline's shipowning
                                                                  subsidiaries, including chartering and
                                                                  insurance. Frontline Management AS's
                                                                  principal addresses are Bryggegata 3,
                                                                  N-0250 Oslo, Norway and P.O. Box 1327
                                                                  Vika, N-0112 Oslo, Norway.

Inger M. Klemp           Chief  Financial  Officer of  Frontline  Ms. Klemp is a citizen of Norway.
                         Management AS                            Frontline Management AS is a wholly
                                                                  owned subsidiary of Frontline, and its
                                                                  principal business is the commercial
                                                                  management of Frontline's shipowning
                                                                  subsidiaries, including chartering and
                                                                  insurance. Frontline Management AS's
                                                                  principal addresses are Bryggegata 3,
                                                                  N-0250 Oslo, Norway and P.O. Box 1327
                                                                  Vika, N-0112 Oslo, Norway.   Mrs.
                                                                  Klemp is also the president and a
                                                                  director of Bandama.


     (ii) The address of Bandama's administrative offices are located at Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The address of Bandama's registered office is 80 Broad Street, Monrovia, Republic of Liberia. The principal business of Bandama is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Bandama is set forth below.

Inger M. Klemp           President and Director                   Ms. Klemp is a citizen of Norway. Ms.
                                                                  Klemp is also the chief financial
                                                                  officer of Frontline Management AS.
                                                                  Frontline Management AS is a
                                                                  wholly-owned subsidiary of Frontline,
                                                                  and its principal business is the
                                                                  commercial management of Frontline's
                                                                  shipowning subsidiaries, including
                                                                  chartering and insurance. Frontline
                                                                  Management AS's principal addresses
                                                                  are Bryggegata 3, N-0250 Oslo, Norway
                                                                  and P.O. Box 1327 Vika, N-0112 Oslo,
                                                                  Norway.

Graham Baker             Vice President and Treasurer             Mr. Baker is a citizen of the United
                                                                  Kingdom.  Mr. Baker's principal
                                                                  business address is c/o Frontline
                                                                  Corporate Services Limited, 30 Marsh
                                                                  Wall, London E14 9TP, England.

Kate Blankenship         Director                                 Ms. Blankenship is a citizen of the
                                                                  United Kingdom.  Ms. Blankenship's
                                                                  principal business address is c/o
                                                                  Frontline Ltd., 4th Floor,
                                                                  Par-la-Ville Place, 14 Par-la-Ville
                                                                  Road, Hamilton HM 08, Bermuda.  Ms.
                                                                  Blankenship also serves as a director
                                                                  of Frontline.

Georgina E. Sousa        Secretary                                Ms.  Sousa is a citizen  of the  United
                                                                  Kingdom.    Ms.    Sousa's    principal
                                                                  business   address  is  c/o   Frontline
                                                                  Ltd.,  4th Floor,  Par-la-Ville  Place,
                                                                  14 Par-la-Ville  Road,  Hamilton HM 08,
                                                                  Bermuda.

     (iii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

Dimitris Hannas          Director                                 Mr. Hannas is a citizen of  Cyprus.
                                                                  Mr. Hannas' principal business address
                                                                  is Deana Beach Apartments, Block 1,
                                                                  4th Floor, Promachon Eleftherias
                                                                  Street, Ayios Athanasios, CY - 4103
                                                                  Limassol, Cyprus.

     (iv) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline. Mr. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. (d, e) To the best knowledge of the Reporting Person, none of the entities or persons identified in this Item 2 have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration

     The source of funds for the purchases of 183,400 shares of Common Stock held in the account of Bandama was $14,637,154, representing the working capital of Bandama.

     On May 26, 2008, Frontline entered in a forward contract with DnB NOR Bank ASA (the "Seller") whereby Frontline has agreed to purchase 1,366,600 shares of Common Stock from the Seller on August 29, 2008, for a purchase price of $93,133,790. Please see Item 6 herein for a discussion of the forward contract.

     None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction

     The Reporting Person has acquired their shares of Common Stock the Issuer for investment. The Reporting Person evaluates their investment in the shares of Common Stock on a continual basis. The Reporting Person has no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

     A representative of the Reporting Person has publicly stated that a change involving the Issuer is timely. Attached as Exhibit B hereto is a press article appearing in Lloyd's List on June 25, 2008.

     The Reporting Person expects to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value, including transactions which may result in the Reporting Person combining with or acquiring control of the Issuer.

     The Reporting Person reserves the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer

     (a), (b) According to the Issuer's most recent Report on Form 10-Q, there were 30,793,238 shares of issued and outstanding Common Stock as of April 29, 2008. Based on such information, the Reporting Person reports beneficial ownership of the following shares of Common Stock:

     Frontline may be deemed to beneficially own 1,550,000 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock of the Issuer. Frontline has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,550,000 shares of Common Stock. Frontline has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,550,000 shares of Common Stock.

     Bandama may be deemed to beneficially own 183,400 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock of the Issuer. Bandama has the sole power to vote 0 shares of Common Stock and the shared power to vote 183,400 shares of Common Stock. Bandama has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 183,400 shares of Common Stock.

     Hemen may be deemed to beneficially own 1,550,000 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock of the Issuer. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,550,000 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,550,000 shares of Common Stock.

     Mr. Fredriksen may be deemed to beneficially own 1,550,000 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock of the Issuer. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,550,000 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,550,000 shares of Common Stock.

     None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

     (c)  Not Applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On May 26, 2008, Frontline entered into a forward contract with the Seller whereby Frontline agreed to purchase 1,366,600 shares of Common Stock from the Seller on August 29, 2008, for a purchase price of $93,133,790. In the event a dividend is paid by the Issuer prior to August 29, 2008, such dividend shall accrue to Frontline.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits

Exhibit A - Joint Filing Undertaking.

Exhibit B - Lloyd's List Press Article dated June 25, 2008.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 10, 2008

FRONTLINE LTD.

By: /s/ Jens Martin Jensen
    ------------------------
Name:   Jens Martin Jensen
Title:  Acting Principal Executive Officer


BANDAMA INVESTMENT LTD.

By: /s/ Inger M. Klemp
    ------------------------
Name:   Inger M. Klemp
Title:  President and Director


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Overseas Shipholding Group, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: July 10, 2008


FRONTLINE LTD.

By: /s/ Jens Martin Jensen
    ------------------------
Name:   Jens Martin Jensen
Title:  Acting Principal Executive Officer


BANDAMA INVESTMENT LTD.

By: /s/ Inger M. Klemp
    ------------------------
Name:   Inger M. Klemp
Title:  President and Director


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
   -------------------
Name:   John Fredriksen

                                    Exhibit B

                 LLOYD'S LIST PRESS ARTICLE DATED JUNE 25, 2008


'It's time for a change' at OSG

FRONTLINE deputy chairman Tor Olav Troim has given a further indication that John Fredriksen's interest in fellow tanker owner OSG could end in a complete takeover, writes Neville Smith.

Sharing a platform with OSG president and chief executive Morten Arntzen, Mr. Troim struck a political tone.

"To borrow a presidential slogan, it's time for a change. OSG has been a well-managed company and they have done a phenomenal job," he said.

"We are believers that one plus one can be more than two. We could get together for the benefit of shareholders and putting the two stocks into one would be easier for all of us."

Frontline took a 10% stake in OSG in March and has since sold stock as well as taking new forward positions for another 4%.

Mr. Arntzen said he does not know whether the Norwegian's manoeuvrings would ultimately end in a takeover.

He said the company remains focused on its growth strategy, which includes a 39-ship newbuilding programme that will double its Jones Act tanker fleet by 2010. "We have a modern fleet and balanced growth and we will stick to that," he said. Asked if he was ready to retire, he quipped: "Yes, the chocolate mousse circuit is killing me."





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